Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated October 22, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
Equity Index Underlying Supplement dated March 22, 2012
and Stock-Linked Underlying Supplement dated March 22, 2012)



HSBC

Structured Investments

HSBC USA Inc.
$5,000,000
Autocallable Notes Linked to the Worst-of the Common Stock of General Electric Company, the Russell 2000® Index and the S&P 500® Index, due April 25, 2014

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Equity Index Underlying Supplement, Stock-linked Underlying Supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. **You should be willing to forgo the potential to participate in the appreciation in any Underlying and be willing to lose up to 100% of your principal amount.**
- The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any of the Undelryings or the securities comprising the Underlyings, or as to the suitability of an investment in the Notes.
- The Notes are senior unsecured debt obligations of HSBC USA Inc. maturing on April 25, 2014.
- Minimum denominations of $10,000 and integral multiples of $1,000 thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- All payments on the Notes are subject to the Issuer's credit risk, and you have no claim against the issuers of the securities comprising the Underlyings. The Issuer has not undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information provided herein regarding the Underlyings.

Key Terms

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note.

Reference Asset: The common stock of General Electric Company (NYSE symbol: GE) ("GE"), the Russell 2000® Index (Bloomberg symbol: RTY) ("RTY") and the S&P 500® Index (Bloomberg symbol: SPX) ("SPX") (each, an "Underlying" and together, the "Underlyings").

Interest Rate: 1.75% per quarter (equivalent to 7.00% per annum).

Trigger Event: A Trigger Event occurs if the Final Value of **any** Underlying is below its Trigger Value.

Trigger Value: For each Underlying, 65% of its Initial Value. The Trigger Value of GE may be adjusted by the calculation agent as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement

Pricing Date: October 22, 2012

Trade Date: October 22, 2012

Original Issue Date: October 25, 2012

Final Valuation Date: April 22, 2014, subject to adjustment as described under "Additional Note Terms — Valuation Dates" in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement.

Maturity Date: April 25, 2014. The Maturity Date is subject to adjustment as described under "Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement.

Observation Dates, Call Payment Dates and Coupon Payment Dates:

Observation Dates*	Call Payment Dates and Coupon Payment Dates**
January 22, 2013	January 25, 2013
April 22, 2013	April 25, 2013
July 22, 2013	July 25, 2013
October 22, 2013	October 25, 2013
January 22, 2014	January 27, 2014
April 22, 2014 (the Final Valuation Date)	April 25, 2014 (the Maturity Date)

* Subject to adjustment as described under "Additional Note Terms — Valuation Dates" in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement.

** Subject to adjustment as described under "Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement.

Call Feature: If the Official Closing Value of each Underlying on an Observation Date is greater than or equal to its Initial Value, the Notes will be automatically called. If the Notes are automatically called, you will receive on the corresponding Call Payment Date $1,000 plus any accrued and unpaid interest for each $1,000 principal amount Note.

Payment at Maturity: If the Notes are not automatically called, on the Maturity Date, for each Note, we will pay you the Final Settlement Value plus any accrued and unpaid coupon payment.

Final Settlement Value:

- ***If a Trigger Event does not occur, the Final Settlement Value will equal 100% of the principal amount; or***
- ***If a Trigger Event occurs, the Final Settlement Value will equal (i) 100% of the principal amount multiplied by (ii) the sum of one plus the Reference Return of the Least Performing Underlying. In that case, you may lose up to 100% of your investment regardless of the performance of the other two Underlyings.***

Least Performing Underlying: The Underlying with the lowest Reference Return.

Reference Return: For each Underlying:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Initial Value: $21.36 for GE, 819.30 for the RTY, and 1,427.00 for the SPX, each of which was an intra-day value of the applicable Underlying on the Pricing Date.

Final Value: For each Underlying, the Official Closing Value of the Underlying on the Final Valuation Date.

Official Closing Value: With respect to each Underlying, the closing level (in the case of an index) or the official closing price (in the case of GE) of the Underlying. The official closing price of GE may be adjusted by the calculation agent as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

Calculation Agent: HSBC USA Inc. or one of its affiliates

CUSIP/ISIN: 4042K17F4/US4042K17F46

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page PS-4 of this document and "Risk Factors" beginning on page S-1 of the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agents. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.
We have appointed J.P. Morgan Securities LLC and certain of its registered broker dealer affiliates as placement agents for the sale of the Notes. J.P. Morgan Securities LLC will offer the Notes to investors directly or through other registered broker-dealers.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$5,000,000	$50,000	$4,950,000

JPMorgan
Placement Agent
October 22, 2012

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, or any of the Underlyings or securities comprising the Underlyings, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Equity Index Underlying Supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, an Equity Index Underlying Supplement and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- the Equity Index Underlying Supplement at
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

- the Stock-Linked Underlying Supplement at
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING —** The Notes will pay interest quarterly at a rate of 7.00% per annum over the term of the Notes if the notes are not called prior to the Maturity Date. This rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating.

- **QUARTERLY COUPON PAYMENTS** — The Notes offer quarterly coupon payments at a rate of 1.75% per quarter (equivalent to 7.00% per annum). Interest will be payable quarterly in arrears on the applicable Coupon Payment Dates, commencing on January 25, 2013, to and including the Maturity Date, to the holders of record at the close of business on the 15th calendar day prior to the applicable Coupon Payment Date. However, if the Notes are automatically called, no interest will be paid for periods after the date on which the Notes are called. If a Coupon Payment Date is not a business day, payment will be made on the next business day immediately following that day, but no additional interest will accrue as a result of the delayed payment.

- **CALL FEATURE** — The Notes will be automatically called if the Official Closing Value of each Underlying on any quarterly Observation Date is at or above its Initial Value. If the Notes are called, investors will receive, on the applicable Call Payment Date, a cash payment per $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — You will receive the principal amount at maturity so long as a Trigger Event does not occur. However, if a Trigger Event occurs, you will lose 1.00% of the principal amount for every 1.00% decline in the value of the Least Performing Underlying from its Initial Value**.** If a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -100.00%, you will lose your entire investment.

- **TAX TREATMENT** — You should review carefully the section entitled "U.S. Federal Income Tax Considerations" in the prospectus supplement. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Morrison & Foerster LLP. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the Notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will treat 0.75% (per annum) of the Interest Rate as interest on the Deposit and 6.25% (per annum) of the Interest Rate as Put Premium. By purchasing the Notes, you agree to treat the Notes for U.S. federal income tax purposes consistently with our treatment and allocation as described above. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of Notes at the issue price should also consult their tax advisors with respect to the tax consequences of an investment in the Notes, including possible alternative characterizations, as well as the allocation of the coupon payment between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset, or any of the Underlyings or securities comprising the Underlyings. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement and prospectus supplement.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. If your Notes are not automatically called on any of the Observation Dates, then the Final Settlement Value will be based on whether a Trigger Event occurs. If a Trigger Event occurs, that is, the Final Value of any of the Underlyings is below its Trigger Value, you will receive at maturity a Final Settlement Value that is be less than the principal amount of each Note and may be zero. **You may lose up to 100% of your principal amount**.

- **YOUR RETURN ON THE NOTES IS LIMITED** — If the Notes are not automatically called on any Observation Date, and if the Final Value of each Underlying is not below its Trigger Value, for each $1,000 principal amount Note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the values of the Underlyings, which may be significant. Additionally, if the Notes are automatically called, you will not receive any coupon payments for periods after which the Notes are called. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amount owed to you under the terms of the Notes.

- **IF A TRIGGER EVENT OCCURS, YOUR RETURN WILL BE BASED ON THE REFERENCE RETURN OF THE LEAST PERFORMING UNDERLYING** — The performance of any Underlying may cause a Trigger Event to occur. If a Trigger Event does occur, your return will be based on the Reference Return of the Least Performing Underlying, without regard to the performance of the other Underlyings. As a result, you could lose all or some of your principal amount if the Reference Return of the Least Performing Underlying is negative, even if there is an increase in the values of the other Underlyings. This could be the case even if the other Underlyings increase by an amount that is enough to offset the decrease in the Least Performing Underlying.

- **SINCE THE NOTES ARE LINKED TO THE PERFORMANCE OF EACH UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE VALUES OF EACH UNDERLYING** — The Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of the other basket components, to the extent of the weightings of those components in the basket. However, in the case of the Notes, the individual performances of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlyings. Instead, your return on the Notes will depend on the value of the Least Performing Underlying.

- **THERE ARE RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The stocks that constitute the RTY are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the values of the Underlyings and the value of the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the values of the Underlyings, and therefore, the market value of the Notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the placement agents' commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **REINVESTMENT RISK** — If your Notes are automatically called early, the holding period over which you would receive the coupon payments could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of GE or the securities comprising the other Underlyings would have. In addition, the issuers of these securities will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the values of the Underlyings and the Notes.

- **CHANGES THAT AFFECT AN INDEX MAY AFFECT THE MARKET VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY** — The policies of Russell Investment Group or S&P Dow Jones Indices LLC (each, a "reference sponsor" and collectively, the "reference sponsors") concerning additions, deletions and substitutions of the constituents comprising the relevant index and the manner in which any reference sponsor takes account of certain changes affecting those constituents included in that index may affect the value of that index. The policies of a reference sponsor with respect to the calculation of the relevant index could also affect the value of that index. A reference sponsor may discontinue or suspend calculation or dissemination of the relevant index. Any such actions could adversely affect the value of the Notes.

- **NO AFFILIATION WITH GE** — We are not affiliated with GE. We have not made any independent investigation regarding the adequacy or completeness of the information about GE contained in this pricing supplement. You should make your own investigation into GE and its common stock. We are not responsible for GE's public disclosure of information, whether contained in SEC filings or otherwise.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HEDGING AND TRADING IN THE REFERENCE ASSET** — While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including the Underlyings or instruments related to one or more of the Underlyings. We or our affiliates may also trade in the Underlyings or instruments related to one or more of the Underlyings from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the Notes could adversely affect the values of the Underlyings and, consequently, the payments on the Notes.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The calculation agent will adjust the official closing price of GE, which will affect the determination of whether the Notes should be automatically called and the Payment at Maturity, for certain events affecting GE, such as stock splits and corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects GE. If an event occurs that does not require the calculation agent to adjust the prices of GE, the market value of the Notes may be materially and adversely affected. See "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE EQUITY SECURITIES OF A COMPANY OTHER THAN GENERAL ELECTRIC COMPANY** — Following certain corporate events relating to General Electric Company where it is not the surviving entity, your payments on the Notes may be based on the equity security of a successor to General Electric Company or any cash or any other assets distributed to holders of shares of the common stock of General Electric Company in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see "Additional Note Terms — Merger Event and Tender Offer" and "— Share Delisting, Nationalization, Insolvency" in the accompanying Stock-Linked Underlying Supplement.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the values of the Underlyings on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of each Underlying;

  - the time to maturity of the Notes;

  - the dividend rate on GE or on the securities comprising the other Underlyings;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory and judicial events that affect the stock markets generally; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Least Performing Underlying?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payments on the Notes per $1,000 principal amount of the Notes to $1,000. The hypothetical total returns set forth below reflect the Interest Rate of 1.75% per quarter and the Trigger Value of 65% of the Initial Value for each Underlying. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Least Performing Underlying's Reference Return	Trigger Event Does Not Occur[1]				Trigger Event Occurs[2]			
	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on Notes
100.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
90.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
80.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
70.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
60.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
50.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
40.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
30.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
20.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
10.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
0.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
-10.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
-20.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
-30.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
-35.00%	$105	$1,000	$1,105	10.50%	N/A	N/A	N/A	N/A
-40.00%	N/A	N/A	N/A	N/A	$105	$600	$705	-29.50%
-50.00%	N/A	N/A	N/A	N/A	$105	$500	$605	-39.50%
-60.00%	N/A	N/A	N/A	N/A	$105	$400	$505	-49.50%
-70.00%	N/A	N/A	N/A	N/A	$105	$300	$405	-59.50%
-80.00%	N/A	N/A	N/A	N/A	$105	$200	$305	-69.50%
-90.00%	N/A	N/A	N/A	N/A	$105	$100	$205	-79.50%
-100.00%	N/A	N/A	N/A	N/A	$105	$0	$105	-89.50%

[1] The Final Value of each Underlying is not below its respective Trigger Value.

[2] The Final Value of at least one of the Underlyings is below its respective Trigger Value.

[3] Assuming the Notes have been held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $105.00, with coupon payments of $17.50 made on each Coupon Payment Date.

Hypothetical Examples of Amounts Payable at Maturity or on a Call Payment Date

The following examples illustrate the hypothetical returns on the Notes. The hypothetical returns reflect the Interest Rate of 1.75% per quarter, the Trigger Value of 65% of the Initial Value for each Underlying, the Initial Value of $21.36 for GE, the Initial Value of 819.30 for the RTY and the Initial Value of 1,427.00 for the SPX. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual return applicable to a purchaser of the Notes. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1: The Notes are not automatically called and a Trigger Event occurs.

Underlying	Initial Value	Final Value on Final Valuation Date
GE	$21.36	$19.22 (90% of Initial Value)
RTY	819.30	737.37 (90% of Initial Value)
SPX	1,427.00	713.50 (50% of Initial Value)

Since the Final Value of the SPX is below its Trigger Value, a **Trigger Event occurs**. The SPX is also the Least Performing Underlying.

Therefore, the Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

= (713.50 – 1,427.00) / 1,427.00 = **-50.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Reference Return of the Least Performing Underlying)

$$= \$1,000 \times (1 - 50\%) = \mathbf{\$500.00}$$

Therefore, with the total coupon payment of $105.00 over the term of the Notes, the total payment on the Notes is $605.00, representing a return of -39.50%.

Example 2: The Notes are not automatically called and a Trigger Event does not occur. However, the Reference Return of the Least Performing Underlying is less than zero.

Underlying	Initial Value	Final Value on Final Valuation Date
GE	$21.36	$19.22 (90% of Initial Value)
RTY	819.30	901.23 (110% of Initial Value)
SPX	1,427.00	1,284.30 (90% of Initial Value)

Since the Final Value of each Underlying is not below its respective Trigger Value, a **Trigger Event does not occur**.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $105.00 over the term of the Notes, the total payment on the Notes is $1,105.00, representing a return of 10.50%.

Example 3: The Notes are automatically called at maturity.

Underlying	Initial Value	Final Value on Final Valuation Date
GE	$21.36	$24.56 (115% of Initial Value)
RTY	819.30	901.23 (110% of Initial Value)
SPX	1,427.00	1,498.35 (105% of Initial Value)

Since the Final Value of each Underlying is at or above its Initial Value, the Notes are automatically called and you will receive your $1,000 principal amount of the Notes.

Additionally, with the total coupon payment of $105.00 over the term of the Notes, the total payment on the Notes is $1,105.00, representing a return of 10.50%.

Example 4: The Notes are automatically called and the corresponding Coupon Payment Date is January 25, 2013.

Underlying	Initial Value	Official Closing Value on January 22, 2013
GE	$21.36	$22.43 (105% of Initial Value)
RTY	819.30	901.23 (110% of Initial Value)
SPX	1,427.00	1,498.35 (105% of Initial Value)

Since the Official Closing Value of each Underlying is at or above its Initial Value, the Notes are automatically called and you are no longer entitled to receive any Final Settlement Value. Therefore, on the corresponding Coupon Payment Date, you will receive your $1,000 principal amount of the Notes plus the coupon payment of $17.50 owed to you on that date. As a result, on the corresponding Coupon Payment Date, you would be entitled to receive a total payment of $1,017.50, representing a return of 1.75%.

Description of the Underlyings

This pricing supplement is not an offer to sell and it is not an offer to buy interests in any Underlying. All disclosure contained in this pricing supplement regarding the Underlyings, including the performance and description of the Underlyings, where applicable, is derived from publicly available information. None of HSBC, the Placement Agents, or any of their respective affiliates has made any independent investigation as to the information about the Underlyings that is contained in this pricing supplement. You should make your own investigation into each Underlying.

We urge you to read the section "Information Regarding the Reference Stocks and the Reference Stock Issuers" on page S-11 in the accompanying Stock-Linked Underlying Supplement.

General Electric Company

General Electric Company is a globally diversified technology and financial services company. The company's products and services include aircraft engines, power generation, water processing, and household appliances to medical imaging, business and consumer financing and industrial products. Information provided to or filed with the SEC by General Electric Company, pursuant to the Exchange Act can be located by reference to its SEC file number: 001-00035 or its CIK Code: 0000040545. The common stock of General Electric Company is listed on the New York Stock Exchange under ticker symbol "GE".

Historical Performance of GE

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter official closing prices on the relevant exchange, of GE for each quarter in the period from October 1, 2007 through October 22, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest one cent. Historical prices of GE should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	$42.15	$36.07	$37.00	September 30, 2010	$16.69	$13.75	$16.25
March 31, 2008	$37.74	$31.66	$36.87	December 31, 2010	$18.49	$15.64	$18.31
June 30, 2008	$38.52	$26.16	$26.56	March 31, 2011	$21.65	$18.13	$20.03
September 30, 2008	$30.39	$22.17	$26.02	June 30, 2011	$20.85	$18.00	$18.84
December 31, 2008	$25.74	$12.58	$16.22	September 30, 2011	$19.53	$14.72	$15.24
March 31, 2009	$17.23	$5.87	$10.10	December 30, 2011	$18.28	$14.03	$17.92
June 30, 2009	$14.55	$9.80	$11.69	March 30, 2012	$20.36	$18.25	$20.09
September 30, 2009	$17.52	$10.50	$16.40	June 29, 2012	$20.83	$18.03	$20.82
December 31, 2009	$16.87	$14.15	$15.13	September 28, 2012	$22.96	$19.36	$22.71
March 31, 2010	$18.93	$15.16	$18.18	October 22, 2012*	$23.18	$21.25	$21.70
June 30, 2010	$19.70	$14.27	$14.39				

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 22, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the performance of GE from October 22, 2007 through October 22, 2012, based on information from the Bloomberg Professional® service. The official closing price of GE on October 22, 2012 was $21.70. **Past performance of GE is not indicative of its future performance.**



The Russell 2000® Index

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of September 30, 2012 were: Financial Services, Consumer Discretionary, Technology, Producer Durables and Health Care.

For more information about the RTY, see "The Russell 2000® Index" on page S-21 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from October 22, 2007 through October 22, 2012. The closing level for the RTY on October 22, 2012 was 820.52. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the RTY should not be taken as an indication of its future performance, and no assurance can be given as to the Official Closing Value of the RTY on any Observation Date, including the Final Valuation Date. We cannot give you assurance that the performance of the RTY will result in the return of any of your initial investment.



The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top five industry groups by market capitalization as of October 22, 2012 were: Information Technology, Financials, Health Care, Energy and Consumer Staples.

For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poors®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices's only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the Notes. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by HSBC, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from October 22, 2007 through October 22, 2012. The closing level for the SPX on October 22, 2012 was 1,433.82. We obtained the closing levels below from the Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the SPX should not be taken as an indication of its future performance, and no assurance can be given as to the Official Closing Value of the SPX on any Observation Date, including the Final Valuation Date. We cannot give you assurance that the performance of the SPX will result in the return of any of your initial investment.



Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Value. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Value will be made on that date, irrespective of the existence of a Market Disruption Event with respect to one or more of the other Underlyings occurring on that date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker dealer affiliates, at the price indicated on the cover of this pricing supplement. J.P. Morgan Securities LLC and certain of its registered broker dealer affiliates will act as placement agents for the Notes and will receive a fee that will not exceed $10 per $1,000 principal amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.